                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13G

                                (RULE 13D-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULES 13D-1(B), (C) AND (D) AND AMENDMENTS THERETO
                        FILED PURSUANT TO RULE 13D-2(B)

                             (AMENDMENT NO. ___)*


                           Entrust Technologies Inc.
               -----------------------------------------------
                               (Name of Issuer)

                    Common Stock, $.01 par value per share
               -----------------------------------------------
                        (Title of Class of Securities)

                                  293848 10 7
                       -------------------------------
                                (CUSIP Number)

                                August 17, 1998
               -----------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:


     [_]  Rule 13d-1(b)


     [_]  Rule 13d-1(c)


     [x]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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-----------------------                                  ---------------------
  CUSIP NO. 293848 10 7                  13G              PAGE 2 OF 6 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      Northern Telecom Limited
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
      Not Applicable
------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4

      Canada
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF
                          25,457,289 shares
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6

     OWNED BY             0 shares
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING
                          25,457,289 shares
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          0 shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      25,457,289 shares
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]
      Not Applicable
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11

      53.4%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12

      CO
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 293848 10 7                                     Page 3 of 6 Pages
          -----------

Item 1(a).  Name of Issuer:
---------   --------------

            Entrust Technologies Inc. ("ETI").

Item 1(b).  Address of Issuer's Principal Executive Offices:
---------   -----------------------------------------------

            2323 North Central Expressway
            Richardson, TX  75080

Item 2(a).  Name of Persons Filing:
---------   ----------------------

            Northern Telecom Limited ("NTL").

Item 2(b).  Address of Principal Business Office or, if None, Residence:
---------   -----------------------------------------------------------

            Northern Telecom Limited
            8200 Dixie Road, Suite 100
            Brampton, Ontario  L6T 5P6
            Attention:  Corporate Secretary

Item 2(c).  Citizenship:
---------   -----------

            NTL is a Canadian corporation.

Item 2(d).  Title of Class of Securities:
---------   ----------------------------

            Common Stock, $.01 par value per share ("Common Stock").

Item 2(e).  CUSIP Number:
---------   ------------

            CUSIP No. 293848 10 7
                      -----------

Item 3.     If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
------      --------------------------------------------------------------------
            (c), check whether the Person Filing is a:
            -----------------------------------------

            Not Applicable
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CUSIP No. 293848 10 7                                         Page 4 of 6 Pages
          -----------

Item 4.   Ownership.
------    ---------

(a)      Amount Beneficially Owned:                                 25,457,289*
(b)      Percent of Class:                                                53.4%
(c)      Number of Shares as to Which Such Person Has:
   (i)   sole power to vote or to direct the vote:                  25,457,289
   (ii)  shared power to vote or to direct the vote:                         0
   (iii) sole power to dispose or to direct the disposition of:     25,457,289
   (iv)  shared power to dispose or to direct the disposition of:            0


* The 25,457,289 shares beneficially owned by NTL consist of (i) 20,300,000 shares of Common Stock held of record by Northern Telecom Inc., a wholly owned subsidiary of NTL ("NTI"), and (ii) 5,157,289 shares of Common Stock issuable upon the exchange of 5,157,289 Exchangeable Shares (the "Exchangeable Shares") of Entrust Technologies Limited, a majority-owned subsidiary of ETI, held by NTL. NTL also holds 5,157,289 shares of Special Voting Stock, $.01 par value per share (the "Special Voting Stock"), of ETI. At any time prior to December 31, 2006, NTL may exchange one Exchangeable Share, together with one share of Special Voting Stock, for one share of Common Stock of ETI. NTL has sole voting and investment power with respect to the shares of Common Stock held by NTI.

Item 5.   Ownership of Five Percent or Less of a Class.
------    --------------------------------------------

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following: [ ]

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.
------    ---------------------------------------------------------------

          Not Applicable

Item 7.   Identification and Classification of the Subsidiary Which Acquired the
------    ----------------------------------------------------------------------
          Security Being Reported on by the Parent Holding Company.
          --------------------------------------------------------

          Not Applicable

Item 8.   Identification and Classification of Members of the Group.
------    ---------------------------------------------------------

CUSIP No. 293848 10 7                                      Page 5 of 6 Pages
          -----------

          Not Applicable

Item 9.   Notice of Dissolution of Group.
------    ------------------------------

          Not Applicable

Item 10.  Certifications.
-------   --------------

          Not Applicable

CUSIP No. 293848 10 7                                         Page 6 of 6 Pages
          -----------

                                   SIGNATURES

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: February 12, 1999            NORTHERN TELECOM LIMITED



                                   By:  /s/ Frank A. Dunn
                                        ---------------------------------
                                        Name:  Frank A. Dunn
                                               --------------------------
                                        Title: Senior Vice-President and
                                               --------------------------
                                               Chief Financial Officer
                                               --------------------------

                                   By:  /s/ Blair F. Morrison
                                        ----------------------------------
                                        Name:  Blair F. Morrison
                                               ---------------------------
                                        Title: Assistant Secretary
                                               ---------------------------